

June 25, 2014

Via E-mail
Mr. Mick J. Beekhuizen
Chief Financial Officer
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA, 15222

> **Re:** **Education Management Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 3, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 8, 2014**
> **File No. 1-34466**

Dear Mr. Beekhuizen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Conversion to Non-Term Academic Structure, page 78

1.      We note from your disclosures that in a non-term environment, Title IV draws are generally based on when a student takes a class, which results in higher restricted cash

and advance payment balances than in a term-based environment.  Please explain to us in more detail why the non-term environment results in higher restricted cash balances.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 100

2.      We note your reference to the company's institutional refund policies as part of the collective "Refund Policies."  Please describe for us each of the company's institutional refund policies.

3.      We note that the majority of your students fund their education through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder ("Title IV").  We understand that when a student with Title IV loans withdraws from one of your institutions, Title IV rules determine if you are required to return a portion of Title IV funds to the lender.  To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information.  You may find it helpful to include examples as part of your response.

- Tell us if students are permitted to begin a course of study before funds from Title IV are received by the institution on their behalf;
- Please tell us about the different academic terms of your institutions and how you define a "payment period" or "period of enrollment" for purposes of the return of Title IV funds;
- Tell us how you evaluate collectability of revenue when a student begins attending class;
- Tell us how you are notified when a student withdraws from a course and/or the institution;
- Tell us if you reassess collectability of revenue after a student withdraws from a course and/or the institution;
- Tell us how revenue is recognized for a particular course if a student withdraws from an institution before and after the institution's refund period elapses;  and
- Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period.

4.      We refer to the Other Matters section in Note 12 on page 25, and note that you have been informed by the U.S. Department of Veterans Affairs of circumstances where certain students, who received educational benefits, failed to pursue a course.  With respect to students who pay for their tuition and other fees with funds received through military programs, please tell us if you receive the funds directly from the military source similar to programs under Title IV, or if funds are remitted directly to student, who in turn remit the amounts due to your institutions.

Note 6. Student Receivables, page 106

5.      Revise to describe the payment terms associated with tuition and other fees due from in-school and out-of-school students that are included in accounts receivable.

6.      Please tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period.  For example, the majority may relate to receivables due from students who withdrew prior to earning the financial aid for which they applied.

Item 15. Exhibits and Financial Statement Schedules, page 137

7.      We note the exclusion of the Pledge and Security Agreement referenced within Exhibit 10.1 as well as certain schedules to Exhibit A to Exhibit 10.4, the amended and restated credit facility with PNB Paribas and other lenders originally filed as Exhibit 10.1 to Form 8-K filed December 8, 2010.  In future filings, please file any omitted exhibits and schedules as appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Note 5.  Goodwill and Intangible Assets, page 12

8.      We note that during the second quarter of fiscal 2014, you performed a sensitivity analysis of your reporting units using long range forecasts and available earnings multiples of the company's peer group.  Please tell us how you defined the peer group for each reporting unit and what companies are included in this group.

9.      We refer to the step-one interim impairment test performed for each of your reporting units with goodwill balances at March 31, 2014.  In this regard, please provide us with the following information for the Argosy University and South University reporting units:
  •     The results of the income and market approaches;
  •     If results of the income and market approach differ significantly, an explanation of those differences;
  •     How you determined which publicly-traded peer companies to include in the guideline public company method and any material adjustments made within the mode;
  •     How you weighted each method used; and
  •     The basis for the weighting of each method.

Correction of Immaterial Errors, page 13

10.     We note that during the quarter ended March 31, 2014, you identified prior period errors. You believe that the impact of these errors was not material to any prior period; however,

the aggregate pre-tax amount of the prior period errors of $108.1 million would have been material to the company's consolidated statements of operations for the three and nine months ended March 31, 2014.  Please provide us with your SAB 99 materiality analysis and those facts that support your conclusion that you are not required to restate prior periods.

Note 6.  Student Receivables, page 17

11.     We note that in certain circumstances you extend credit to students for amounts due up to a maximum of 42 months beyond graduation.  We also note that you have established an allowance for doubtful accounts in amounts greater than 50% of gross long-term receivables for each of the years presented.  In this regard, please tell us how revenue is recognized for tuition and other fees when you have extended this type of credit and how you assess whether or not collection is reasonably assured when credit is extended to your students.

12.     We refer to the program commenced in 2013 in which you purchase loans awarded to your students from a private lender.  You state that you have awarded $15 million of aid under this program as of March 31, 2014.  Tell us the gross amount and related allowance recorded for these loans as of March 31, 2014 and why you refer to them as "aid."

Note 8. Short-Term and Long-Term Debt, page 18

13.     We note that you have an outstanding letter with U.S. Department of Education of approximately $302 million at March 31, 2014.  This amount represents a percent of the total Title IV aid received by your students during a certain period.  Please tell us in more detail about the underlying reasons you are required to maintain this letter of credit.

Note 12. Contingencies, page 22

14.     We refer to your loss contingencies.  Please tell us how you considered the disclosure requirements in ASC 450-20-50-2 through 50-5 which requires you to disclose an estimate of the possible loss or range of loss with respect to your unrecognized contingencies, or a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director